SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Aviva Completes Sale of Aviva USA

News release

3 October 2013

AVIVA COMPLETES SALE OF AVIVA USA

Aviva plc ("Aviva") announces that it has completed the sale of Aviva USA Corporation, its US life and annuities business ("Aviva USA"), to Athene Holding Ltd ("Athene").

The transaction proceeds are US$2.6bn[1] (£1.7bn) and are subject to customary completion adjustments. The proceeds are US$0.8bn higher than announced on 21 December 2012, and represent estimated earnings and other improvements in statutory surplus over the period from 30 June 2012 to 30 September 2013. Cash proceeds to Aviva are US$0.8 billion higher than announced on 21 December 2012, at US$2.3bn (£1.5bn), following repayment of an external loan of Aviva USA.

Mark Wilson, Group Chief Executive Officer, said:

"This is a solid outcome with transaction proceeds of US$2.6 billion. The sale of the US business is another milestone for Aviva: it simplifies the business, strengthens the capital position and is a step towards our goal of creating a business focused on cash flow and growth."

Enquiries:

Media

Nigel Prideaux	+44 (0)20 7662 0215
Sarah Swailes	+44 (0)20 7662 6700

Analysts

Colin Simpson	+44 (0)20 7662 8115
David Elliot	+44 (0)20 7662 8048

Notes to editors:

About Aviva USA

• Aviva USA is a leading provider of indexed life insurance and indexed annuities with more than 930,000 customers and employs 1,500 people.

• Aviva acquired AmerUs Group Co in July 2006, rebranded Aviva USA.

• Aviva USA is headquartered in West Des Moines, Iowa and has offices in Topeka, Kansas and Melville, New York.

About Aviva

• Aviva provides 34 million customers with insurance, savings and investment products.

• We are the UK's largest insurer and one of Europe's leading providers of life and general insurance.

• We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

• We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

• The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive

• For broadcast-standard video, please visit http://www.aviva.com/media/video/.

• Follow us on twitter: www.twitter.com/avivaplc

About Athene Holding Limited

•     Athene Holding is a life insurance holding company focused primarily on the retirement market and whose business, through its subsidiaries, is focused primarily on issuing and reinsuring fixed and equity indexed annuities.

___________________
1 Transaction proceeds include repayment of an external loan of US$290m.  Based on an exchange rate of £1/$1.59.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 3 October, 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary